UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OTELCO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

688823202

(CUSIP Number)

June 18, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13G

CUSIP No. 688823202	Page 2 of 4 Pages

(1)	Names of reporting persons IRA SOCHET
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 890,161(1)
(6) Shared voting power 0
(7) Sole dispositive power 890,161(1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 890,161(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.73%
(12)	Type of reporting person (see instructions) IN

(1) Consists of Shares held in an IRA account and by Ira Sochet Trust, over which Mr. Sochet has sole voting and dispositive control, and Shares held by and Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet. Also includes 55,679 Shares held by Sheryl Savar, the wife of Mr. Sochet and an aggregate of 45,915 Shares held by various family members. Mr. Sochet holds sole power to vote and dispose of such Shares.

SCHEDULE 13G

CUSIP No. 688823202	Page 3 of 4 Pages

Item 1(a).	Name of Issuer

OTELCO, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices

505 3rd Avenue East

Oneonta, Alabama 35121

Item 2(a).	Name of Person Filing

This statement is filed by IRA SOCHET (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is P.O. Box 398537, Miami Beach, Florida 33239.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.

68882302

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

This Item 3 is not applicable.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 890,161 Shares. The Shares beneficially owned by the Reporting Person includes Shares held in an IRA account and held by Ira Sochet Trust, over which Mr. Sochet has voting and dispositive control, and Shares held by and Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet. Also includes 55,679 Shares held by Sheryl Savar, the wife of Mr. Sochet and an aggregate of 45,915 Shares held by various family members. Mr. Sochet holds sole power to vote and dispose of such Shares.

Item 4(b).	Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of approximately 6.73% of the total number of Shares outstanding. The Shares beneficially owned by the Reporting Person include Shares held in an IRA account and held by Ira Sochet Trust, over which Mr. Sochet has voting and dispositive control, and Shares held by and Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet. Also includes 55,679 Shares held by Sheryl

SCHEDULE 13G

CUSIP No. 688823202	Page 4 of 4 Pages

Savar, the wife of Mr. Sochet and an aggregate of 45,915 Shares held by various family members. Mr. Sochet holds sole power to vote and dispose of such Shares.

Item 4(c).	Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote	890,161
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	890,161
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2012	By:	/s/ Ira Sochet
Ira Sochet